UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  The Diana Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:  252790100

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Mr. Dimitrijevic, c/o Everest Capital Limited, Corner House,
           20 Parliament St., Hamilton HM 12, Bermuda

     (Date of Event which Requires Filing of this Statement)

                        September 4, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 252790100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Everest Capital Limited

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Bermuda

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         153,002

8.  Shared Voting Power:

9.  Sole Dispositive Power:

         153,002

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         153,002

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         3.04%

14. Type of Reporting Person

         CO

The purpose of this Schedule 13D is to report Everest Capital
Limited's (the "Reporting Person") ownership of the shares of Common Stock (the "Shares") in The Diana Corporation (the
"Issuer").

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock in The Diana
         Corporation.

         The name and address of the principal executive and business office of the Issuer is:

         The Diana Corporation
         8200 W. Brown Deer Road
         Milwaukee, WI 53223-1706

Item 2.  Identity and Background

         (a)  Everest Capital Limited

         (b)  Corner House, 20 Parliament Street, Hamilton
              HM 12, Bermuda

         (c) The principal business of the Reporting Person is investment management for both Everest Capital Fund, L.P., a Delaware limited partnership for which the Reporting Person serves as General Partner and Everest Capital International Ltd., a corporation organized under the laws of the British Virgin Islands for which the Reporting Person Serves as Investment Manager.

         (d)  During the last five years, neither the Reporting
              Person nor any person affiliated with the Reporting
              Person has been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e) During the last five years, neither the Reporting Person nor any person affiliated with the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or such person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a corporation organized under the laws of Bermuda.

Item 3.  Source and Amount of Funds or Other Consideration.

         As described in Item 2(a) above, the Reporting Person exercises investment discretion with respect to the capital of Everest Capital Fund, L.P. and Everest Capital International Ltd. In that capacity, the Reporting Person purchased the Shares, which are the subject of this Schedule 13D, on behalf of Everest Capital Fund, L.P. and Everest Capital International Ltd. The capital for purchase of the Shares came from Everest Capital Fund, L.P. and Everest Capital International Ltd.

Item. 4  Purpose of Transactions.

         The Shares held by the above mentioned entities were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be. The Reporting Person, on behalf of the above mentioned entities, reserves the right to purchase Shares in privately negotiated transactions or in any other lawful manner in the future.

Item 5.  Interest in Securities of Issuer.

         (a) Based on the Issuer's filing on Form 10-Q on October 18, 1996, as of August 15, 1996 there were 5,028,590 Shares outstanding. On September 4, 1996 the Reporting Person was deemed to be the beneficial owner of 255,000 Shares, which represented 5.07% of the Issuer's outstanding Shares. Currently the Reporting Person is deemed to be the beneficial owner of 153,002 Shares, which represents 3.04% of the Issuer's outstanding Shares.

         (b) The Reporting Person has the sole power to vote and dispose of all the shares held by the above mentioned entities.

         (c) All transactions in the Shares effected by the Reporting Person during the sixty days prior to September 4, 1996 were effected in open-market transactions and are set forth in Exhibit A hereto.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the Shares.

         (e) The Reporting Person ceased to be the beneficial owner of greater than 5% of the outstanding Shares on December 9, 1996.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Except as described herein, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A.   Schedule of Transactions in the Shares made
                      by the Reporting Person.


         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 1997
____________________________
Date


Everest Capital Limited


By: /s/ Marko Dimitrejevic/President

________________________________
Name/Title

                            EXHIBIT A

                    SCHEDULE OF TRANSACTIONS

                                                     Price Per
                                                     Share
                                                     (Excluding
Date                    Shares Acquired              Commission)
____                    _______________              ___________

8/23/96                     70,000                     $31.06

8/26/96                     20,000                      29.38

8/27/96                     45,000                      29.54

8/28/96                     40,000                      31.88

8/29/96                     50,000                      31.34

9/4/96                      30,000                      33.50

9/5/96                      40,000                      34.53

9/16/96                     25,000                      43.81

9/18/96                     15,000                      40.00

9/19/96                     35,000                      40.13

9/23/96                     10,000                      39.13

9/30/96                     45,000                      43.21

10/3/96                     22,000                      40.06

12/17/96                   127,494                      28.50

12/19/96                    84,252                      28.00

12/23/96                     8,000                      26.13

12/31/96                   100,000                      27.00

                                                     Price Per
                                                     Share
                                                     (Excluding
Dated                     Shares Sold                Commission)
_____                     ___________                ___________

8/23/96                     70,000                      31.06

8/26/96                     20,000                      29.38

8/27/96                     45,000                      29.54

8/28/96                     40,000                      31.88

8/29/96                     50,000                      31.34

9/4/96                      30,000                      33.50

9/5/96                      40,000                      34.53

9/16/96                     25,000                      43.81

9/18/96                     15,000                      40.00

9/19/96                     35,000                      40.13

9/23/96                     10,000                      39.13

9/30/96                     45,000                      43.21

10/3/96                     22,000                      40.06

12/17/96                   127,494                      28.50

12/19/96                    89,252                      27.94

12/20/96                    30,000                      27.33

12/31/96                   100,000                      27.00














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